Latrobe Specialty Metals
2626 Ligonier Street
Latrobe, Pennsylvania 15650
(724) 537-7711

March 27, 2012

VIA EDGAR

Ms. Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0405

Re:	Latrobe Specialty Metals, Inc. Registration Statement on Form S-1 (File No. 333-174452)

Dear Ms. Long:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Latrobe Specialty Metals, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-174452), together with all exhibits thereto, initially filed with the Commission on May 24, 2011 (the “Registration Statement”), effective as of the date hereof. The Company has determined not to conduct an offering of securities as contemplated in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax or email a copy of the order to the Company’s counsel, Todd Chandler of Weil, Gotshal & Manges LLP, at (212) 310-8068 or todd.chandler@weil.com.

Sincerely,

/s/ Dale Mikus

Dale Mikus
Vice President, Chief Financial Officer